Exhibit 99.1

Our ref MUL/739304-000001/63204779v2

The Nasdaq Stock Market LLC

Listing Qualifications

805 King Farm Blvd.

Rockville, Maryland 20850

United States of America

22 June 2022

UTime Limited

We act as legal counsel to UTime Limited (the "Company") for matters of Cayman Islands law only.

We understand from the Company’s legal counsel as to matters of United States law that:

(A)	Nasdaq Marketplace Rule 5620 provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end;

(B)	Nasdaq Marketplace Rule 5635 sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings; and

(C)	Nasdaq Marketplace Rule 5615(a)(3)(A) provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a Company shall: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii) and that Nasdaq Information Memorandum IM-5615-3 provides that a Foreign Private Issuer that elects to follow country practice in lieu of a requirement of Rules 5600, 5250(b)(3) or 5250(d) shall submit to Nasdaq a written statement from an independent counsel in such company’s home country certifying that the company’s practices are not prohibited by the home country’s laws.

Based on the above, we can confirm that:

1	the Company has been duly incorporated as an exempted company with limited liability and is validly existing under the laws of the Cayman Islands; and

2	the Company’s practice of following the provisions of the laws of the Cayman Islands and its amended and restated memorandum and articles of association in lieu of the Nasdaq Stock Market Marketplace Rules noted above is not prohibited under any statutory legal provision of the Cayman Islands.

For purposes of this analysis, we have examined the Companies Act (As Revised) of the Cayman Islands, the amended and restated memorandum and articles of association of the Company and such other legislation and regulation as we deemed necessary or relevant, as in effect (and published or otherwise generally available) on the date of this opinion letter.

This opinion letter relates only as to matters of Cayman Islands law and we express no views in relation to the laws of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the United States of America or the Nasdaq Stock Market Marketplace Rules and we have assumed that there is nothing under any other law or regulation that would affect or vary the above statements.

This opinion letter is addressed to and for the benefit solely of the addressee and may not be relied upon by any other person for any purpose, nor may it be transmitted or disclosed (in whole or in part) to any other person without our prior written consent.

If you have any questions, please contact Michael Johns at michael.johns@maples.com.

Yours faithfully

/s/ Maples and Calder (Cayman) LLP

Maples and Calder (Cayman) LLP

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